EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	State of Formation or Organization
Vitesse Energy, LLC	Delaware
Vitesse Oil, LLC	Delaware
Vitesse Management Company LLC	Delaware
Vitesse Oil, Inc.	Delaware